Exhibit 99.24

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

1.	Names of the Parties to the Transaction

Premier Gold Mines Limited ("Premier")

Equinox Gold Corp. ("Equinox")

i-80 Gold Corp. ("i-80 Gold")

2.	Description of the Transaction

On April 7, 2021 (the "Closing Date"), Premier, Equinox and i-80 Gold completed a court-approved plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement"). Pursuant to the Arrangement, Equinox acquired all of the issued and outstanding common shares of Premier (the "Premier Shares") and completed the spin-out of i-80 Gold. i-80 Gold was created as a new company formed to hold the Nevada gold projects previously held by Premier. Under the terms of the Arrangement, Equinox retained 30% of the outstanding common shares of i-80 Gold (“i-80 Gold Shares”), while the remainder were distributed to the holders of Premier Shares. Premier shareholders received for each Premier Share: (i) 0.1967 of a common share of Equinox ("Equinox Shares"); plus (ii) 0.4 of a i-80 Gold Share.

3.	Effective Date of the Transaction

April 7, 2021

4.	Name of Each Party, if any, that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

The Premier Shares traded on the Toronto Stock Exchange under the symbol "PG" and were delisted from the Toronto Stock Exchange on April 13, 2021.

Premier has filed applications to cease to be, a reporting issuer in all of the provinces of Canada.

The Equinox Shares continue to trade on the Toronto Stock Exchange and the NYSE American under the symbol "EQX". Equinox continues to be a reporting issuer in each of the provinces and territories of Canada and to be registered under the U.S. Securities Exchange Act of 1934.

The i-80 Gold Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "IAU" on April 13, 2021. i-80 Gold is a reporting issuer in each of the provinces of Canada.

5.	Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction if paragraph (a) or subparagraph (b)(ii) of Section 4.9 of NI 51-102 applies

i-80 Gold’s first financial year-end subsequent to the Arrangement is December 31, 2021.

6.	Periods, including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year Subsequent to the Transaction if paragraph (a) or subparagraph (b)(ii) of Section 4.9 of NI 51-102 Applies

Unaudited interim financial statements for i-80 Gold for the three month period ended March 31, 2021 will be compared to the carve-out unaudited consolidated interim financial statements of Premier Gold Mines USA, Inc. ("PG USA") for the three month period ended March 31, 2020.

Unaudited interim financial statements of i-80 Gold for the three and six month period ended June 30, 2021 will be compared to the carve-out unaudited consolidated interim financial statements of PG USA for the six month period ended June 30, 2020.

Unaudited interim financial statements of i-80 Gold for the three and nine month period ended September 30, 2021 will be compared to the carve-out unaudited consolidated interim financial statements of PG USA for the nine month period ended September 30, 2020.

Audited annual consolidated financial statements of i-80 Gold for the year ended December 31, 2021 will be compared to the audited annual consolidated financial statements of i-80 Gold for the year ended December 31, 2020.

7.	Documents filed under NI 51-102 Continuous Disclosure Obligations that describe the Transaction

The plan of arrangement relating to the Arrangement between Premier, Equinox and i-80 Gold is available under i-80 Gold's issuer profile on SEDAR at www.sedar.com.

Further details regarding the Arrangement are set out in the management information circular of Premier dated January 25, 2021, which is available under Premier's issuer profile on SEDAR at www.sedar.com.

DATED the 30th day of April 2021.